Exhibit 99.1

Manchester United plc Announces Second Quarter Fiscal 2013 Earnings Report Date

MANCHESTER, ENGLAND — 4 February 2013 — Manchester United plc. (NYSE: MANU) (the “Company”) one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth, today announced that it will report second quarter fiscal 2013 results on Thursday, 14 February 2013. The Company will host a conference call on Thursday, 14 February 2013, at 8:00 a.m. ET to discuss the results.

A live, listen-only webcast of the conference call will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth.

Through our 135-year heritage we have won 60 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday.

Contacts:

Investor Relations:

ICR

Brendon Frey / Rachel Schacter

Phone: +1 203 682 8200

E-mail: ir@manutd.co.uk

Media:

Philip Townsend

Phone: 0161 686 8000

E-mail: Philip.Townsend@manutd.co.uk